FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter ended June 30, 2013
2.	News Release dated July 31, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date:	July 31, 2013	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

S.R. BATLIBOI & CO. LLP	14th Floor, The Ruby
Chartered Accountants	29 Senapati Bapat Marg
Dadar (West) Mumbai 400 028, India Tel.: +91 22 6192 0000 Fax : +91 22 6192 1000

Auditor’s Report on Quarterly Financial Results of the Bank Pursuant to the Clause 41 of the Listing Agreement

To
Board of Directors of
ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited for the quarter ended 30 June 2013, attached herewith, being submitted by the Bank pursuant to the requirement of clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These quarterly financial results have been prepared from interim condensed financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these condensed financial results based on our audit of such interim condensed financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006, (as amended) as per Section 211(3C) of the Companies Act, 1956 and other accounting principles generally accepted in India, as applicable to banks.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the condensed financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
For the purpose of our audit as stated in paragraph 2 above, we did not audit the financial statements of Singapore, Bahrain and Hong Kong branches, whose financial statements reflect total assets of Rs. 111,880.4 crores as at 30 June 2013, the total revenue of Rs. 1,222.7 crores for the quarter ended 30 June 2013 and net cash out flows amounting to Rs. 2,209.5 crores for the quarter ended 30 June 2013. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion is based solely on the report of other auditors.

4.	In our opinion and to the best of our information and according to the explanations given to us these quarterly financial results:
(i)	have been presented in accordance with the requirements of clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit for the quarter ended 30 June 2013.

5.
Further, read with paragraph 1 above, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank  in terms of clause 35 of the Listing Agreement and found the same to be correct.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm registration number: 301003E

/s/ Shrawan Jalan
per Shrawan Jalan
Partner
Membership No.: 102102
Place: Mumbai
Date: 31 July 2013

S.R. Batliboi & Co. (a partnership firm) converted into S.R. Batliboi & Co. LLP ( a Limited Liability Partnership with LLP identity No. AAB - 4294) effective 1st April 2013

Regd. Office: 22, Camac Street, Block ‘C’, 3rd Floor, Kolkata 700016

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars			Three months ended			Year ended
				June 30, 2013	March 31, 2013	June 30, 2012	March 31, 2013
				(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			10,420.68	10,365.33	9,545.65	40,075.60
	a)	Interest/discount on advances/bills		7,195.64	6,970.69	6,455.83	27,341.11
	b)	Income on investments		2,884.63	2,820.40	2,701.91	11,009.27
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		57.71	134.29	123.61	542.98
	d)	Others		282.70	439.95	264.30	1,182.24
2.	Other income			2,484.29	2,208.19	1,879.92	8,345.70
3.	TOTAL INCOME (1)+(2)			12,904.97	12,573.52	11,425.57	48,421.30
4.	Interest expended			6,600.21	6,562.11	6,352.71	26,209.19
5.	Operating expenses (e)+(f)			2,490.60	2,407.29	2,123.53	9,012.88
	e)	Employee cost		1,089.43	999.74	987.03	3,893.29
	f)	Other operating expenses		1,401.17	1,407.55	1,136.50	5,119.59
6.	TOTAL EXPENDITURE (4)+(5)			9,090.81	8,969.40	8,476.24	35,222.07
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)			3,814.16	3,604.12	2,949.33	13,199.23
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			593.18	460.02	465.87	1,802.54
9.	Exceptional items			..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			3,220.98	3,144.10	2,483.46	11,396.69
11.	Tax expense (g)+(h)			946.77	840.03	668.41	3,071.22
	g)	Current period tax		985.38	842.39	736.54	3,005.20
	h)	Deferred tax adjustment		(38.61)	(2.36)	(68.13)	66.02
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			2,274.21	2,304.07	1,815.05	8,325.47
13.	Extraordinary items (net of tax expense)			..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			2,274.21	2,304.07	1,815.05	8,325.47
15.	Paid-up equity share capital (face value Rs. 10/- each)			1,154.11	1,153.64	1,152.93	1,153.64
16.	Reserves excluding revaluation reserves			68,920.31	65,547.84	61,867.68	65,547.84
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.01	0.01	0.01	0.01
	ii)	Capital adequacy ratio
		a)	Basel II	18.35%	18.74%	18.54%	18.74%
		b)	Basel III	17.04%	NA	NA	NA
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	19.71	19.98	15.74	72.20
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months) (in Rs.)	19.61	19.87	15.71	71.93
18.	NPA Ratio1
	i)	Gross non-performing advances (net of write-off)		10,009.41	9,607.75	9,816.63	9,607.75
	ii)	Net non-performing advances		2,462.76	2,230.56	1,904.99	2,230.56
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.23%	3.22%	3.54%	3.22%
	iv)	% of net non-performing advances to net advances		0.82%	0.77%	0.71%	0.77%
19.	Return on assets (annualised)			1.75%	1.82%	1.57%	1.70%
20.	Public shareholding
	i)	No. of shares		1,154,054,737	1,153,581,715	1,152,874,294	1,153,581,715
	ii)	Percentage of shareholding		100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..

1.
At June 30, 2013, the percentage of gross non-performing customer assets to gross customer assets was 2.76% and net non-performing customer assets to net customer assets was 0.69%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET

(Rs. in crore)
Particulars	At
	June 30, 2013	March 31, 2013	June 30, 2012
	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,154.11	1,153.64	1,152.93
Employees stock options outstanding	5.00	4.48	2.90
Reserves and surplus	68,920.31	65,547.84	61,867.68
Deposits	291,185.04	292,613.63	267,794.23
Borrowings (includes preference shares and subordinated debt)	155,920.24	145,341.49	137,206.55
Other liabilities and provisions	31,374.26	32,133.60	36,036.26
Total Capital and Liabilities	548,558.96	536,794.68	504,060.55

Assets
Cash and balances with Reserve Bank of India	19,407.83	19,052.73	17,951.32
Balances with banks and money at call and short notice	13,278.51	22,364.79	18,324.49
Investments	174,625.12	171,393.60	155,132.45
Advances	301,370.30	290,249.43	268,429.89
Fixed assets	4,657.26	4,647.06	4,668.14
Other assets	35,219.94	29,087.07	39,554.26
Total Assets	548,558.96	536,794.68	504,060.55

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2013	March 31, 2013	June 30, 2012	March 31, 2013
		(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	18,351.85	20,239.87	16,639.71	74,204.40
2.	Net profit	2,747.39	2,492.05	2,076.58	9,603.61
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months) (in Rs.)	23.81	21.61	18.01	83.29
	b) Diluted EPS (not annualised for three months) (in Rs.)	23.64	21.46	17.94	82.84

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Year ended
		June 30, 2013	March 31, 2013	June 30, 2012	March 31, 2013
		(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	6,336.94	5,843.40	5,464.05	22,585.63
b	Wholesale Banking	7,701.56	7,866.42	7,248.57	31,368.76
c	Treasury	9,420.03	9,134.83	8,509.06	35,586.28
d	Other Banking	164.45	366.11	82.06	623.84
	Total segment revenue	23,622.98	23,210.76	21,303.74	90,164.51
	Less: Inter segment revenue	10,718.01	10,637.24	9,878.17	41,743.21
	Income from operations	12,904.97	12,573.52	11,425.57	48,421.30
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	323.12	269.69	142.84	954.55
b	Wholesale Banking	1,490.59	1,620.48	1,588.00	6,618.86
c	Treasury	1,296.58	1,092.10	799.17	3,653.92
d	Other Banking	110.69	161.83	(46.55)	169.36
	Total segment results	3,220.98	3,144.10	2,483.46	11,396.69
	Unallocated expenses	..	..	..	..
	Profit before tax	3,220.98	3,144.10	2,483.46	11,396.69
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(130,374.72)	(131,343.72)	(115,832.84)	(131,343.72)
b	Wholesale Banking	128,817.69	119,763.46	115,942.39	119,763.46
c	Treasury	63,289.56	69,818.44	55,039.02	69,818.44
d	Other Banking	2,429.60	2,378.63	2,251.97	2,378.63
e	Unallocated	5,917.29	6,089.15	5,622.97	6,089.15
	Total	70,079.42	66,705.96	63,023.51	66,705.96

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.

2.
"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	"Treasury" includes the entire investment and derivatives portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on July 31, 2013.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.
In accordance with RBI guidelines, banks are required to disclose capital adequacy ratio computed under Basel III capital regulations from the quarter ended June 30, 2013. Accordingly, corresponding details for previous periods are not applicable.

4.
The Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross positive MTM amounting to Rs. 16,384.26 crore  and Rs. 11,323.96 crore have been included in Other assets and gross negative MTM amounting to Rs. 14,349.80 crore and Rs. 10,826.32 crore have been included in Other liabilities at June 30, 2013 and March 31, 2013 respectively. Consequent to the change, Other assets and Other liabilities of the Bank have increased by Rs. 20,566.42 crore at June 30, 2012.

5.	During the three months ended June 30, 2013, the Bank has allotted 473,022 equity shares of Rs. 10/- each pursuant to exercise of employee stock options.
6.	Status of equity investors' complaints/grievances for the three months ended June 30, 2013:

Opening balance	Additions	Disposals	Closing balance
0	27	27	0

7.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
8.	The above unconsolidated financial results are audited by the statutory auditors, S.R. Batliboi & Co. LLP, Chartered Accountants.
9.	The amounts for three months ended March 31, 2013 are balancing amounts between the amounts as per the audited accounts for the year ended March 31, 2013 and nine months ended December 31, 2012.
10.	Rs. 1 crore = Rs. 10 million.

/s/ N. S. Kannan
Place :	Mumbai	N. S. Kannan
Date :	July 31, 2013	Executive Director & CFO

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	July 31, 2013

Performance Review – Quarter ended June 30, 2013

•
32% year-on-year increase in consolidated profit after tax to Rs. 2,747 crore (US$ 463 million) for the quarter ended June 30, 2013 (Q1-2014) from Rs. 2,077 crore (US$ 350 million) for the quarter ended June 30, 2012 (Q1-2013)

•	Consolidated return on equity of 15.6% for Q1-2014 compared to 13.3% for Q1-2013

•	25% year-on-year increase in standalone profit after tax to Rs. 2,274 crore (US$ 383 million) for Q1-2014 from Rs. 1,815 crore (US$ 306 million) for Q1-2013

•	Current and savings account (CASA) ratio improved to 43.2% at June 30, 2013 compared to 41.9% at March 31, 2013

•	Net interest margin of 3.27% in Q1-2014 compared to 3.01% in Q1-2013; domestic net interest margin at 3.63% in Q1-2014

•	Strong capital adequacy with total capital adequacy of 17.04% and Tier-1 capital adequacy of 11.72% as per Reserve Bank of India’s guidelines on Basel III norms

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended June 30, 2013.

Profit & loss account

•
Standalone profit after tax increased 25% to Rs. 2,274 crore (US$ 383 million) for the quarter ended June 30, 2013 (Q1-2014) from Rs. 1,815 crore (US$ 306 million) for the quarter ended June 30, 2012 (Q1-2013).

•	Net interest income increased 20% to Rs. 3,820 crore (US$ 643 million) in Q1-2014 from Rs. 3,193 crore (US$ 538 million) in Q1-2013.

•	Net interest margin increased by 26 basis points from 3.01% for Q1-2013 to 3.27% for Q1-2014. The domestic net interest margin was 3.63% in Q1-2014.

•	Non interest income increased by 32% to Rs. 2,484 crore (US$ 418 million) in Q1-2014 from Rs. 1,880 crore (US$ 317 million) in Q1-2013

•	Cost-to-income ratio reduced to 39.4% in Q1-2014 from 41.8% in Q1-2013.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	Provisions were at Rs. 593 crore (US$ 100 million) in Q1-2014 compared to Rs. 466 crore (US$ 78 million) in Q1-2013.

•	Return on average assets was 1.75% in Q1-2014 compared to 1.51% in Q1-2013.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. The Bank continued to leverage its strong corporate franchise, its international presence and its branch network in India. During the quarter, the Bank added 250 branches, including 150 low cost Gramin branches, and 421 ATMs to its network. At June 30, 2013, the Bank had 3,350 branches, the largest branch network among private sector banks in the country. The Bank’s ATM network increased to 10,902 ATMs at June 30, 2013 as compared to 9,366 at June 30, 2012.

Credit growth

Total advances increased by 12% year-on-year to Rs. 301,370 crore (US$ 50.7 billion) at June 30, 2013 from Rs. 268,430 crore (US$ 45.2 billion) at June 30, 2012. The year-on-year growth in domestic advances was 14%. The Bank has continued to see healthy growth in its retail disbursements, with mortgage and auto loan disbursements during the quarter increasing by about 36% and 17% respectively year-on-year. As a result, the outstanding mortgages and auto loan portfolios for the Bank have grown by 20% and 21% respectively on a year-on-year basis at June 30, 2013.

Deposit growth

The Bank has seen healthy trends in current and savings account (CASA) deposits mobilisation, especially savings deposits. During Q1-2014, savings account deposits increased by Rs. 3,202 crore (US$ 539 million) and current account deposits remained stable. At June 30, 2013, savings account deposits were Rs. 88,853 crore (US$ 15.0 billion) and current account deposits were Rs. 36,981 crore (US$ 6.2 billion). The Bank’s CASA ratio improved to 43.2% at June 30, 2013 compared to 41.9% at March 31, 2013. The average CASA ratio improved to 39.0% during Q1-2014 compared to 38.1% during the quarter ended March 31, 2013 (Q4-2013).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Capital adequacy

 The Bank’s capital adequacy at June 30, 2013 as per Reserve Bank of India’s guidelines on Basel III norms was 17.04% and Tier-1 capital adequacy was 11.72%, well above regulatory requirements. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for the quarter ended June 30, 2013 do not include the profits for the quarter. On a comparable basis, the total capital adequacy ratio as per Basel II norms is 18.35% and Tier-1 capital adequacy is 12.48%. Including the profits for Q1-2014, the capital adequacy ratio for the Bank as per Basel III norms would have been 17.39% and the Tier I ratio would have been 12.07%.

 Asset quality

Net non-performing assets at June 30, 2013 were Rs. 2,472 crore (US$ 416 million) compared to Rs. 2,234 crore (US$ 376 million) at March 31, 2013. The net non-performing asset ratio was 0.69% at June 30, 2013 compared to 0.64% at March 31, 2013. The Bank’s provision coverage ratio, computed in accordance with the RBI guidelines was 75.4% at June 30, 2013. Net loans to companies whose facilities have been restructured were Rs. 5,915 crore (US$ 996 million) at June 30, 2013 compared to Rs. 5,315 crore (US$ 895 million) at March 31, 2013.

Consolidated profits

Consolidated profit after tax increased 32% to Rs. 2,747 crore (US$ 463 million) for Q1-2014 from Rs. 2,077 crore (US$ 350 million) for Q1-2013. The consolidated return on equity improved from 13.3% in Q1-2013 to 15.6% in Q1-2014.

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) was the largest private sector life insurer based on new business retail weighted received premium during Q1-2014. ICICI Life’s profit after tax for Q1-2014 was Rs. 364 crore (US$ 61 million) compared to Rs. 349 crore (US$ 59 million) for Q1-2013. ICICI Life’s new business annualised premium equivalent (APE) was Rs. 541 crore (US$ 91 million) in Q1-2014 compared to Rs. 570 crore (US$ 96 million) in Q1-2013. The assets under management at June 30, 2013 were Rs. 74,840 crore (US$ 12.6 billion).

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector during Q1-2014. The gross premium income of ICICI General increased by 21% to Rs. 1,859 crore (US$ 313 million) in Q1-2014 from Rs. 1,532 crore (US$ 258 million) in Q1-2013. ICICI General’s profit after tax for Q1-2014 increased to Rs. 203 crore (US$ 34 million) from Rs. 83 crore (US$ 14 million) for Q1-2013.

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
   Rs. crore
	Q1-2013	Q4-2013	Q1-2014	FY2013
Net interest income	3,193	3,803	3,820	13,866
Non-interest income	1,880	2,208	2,484	8,346
- Fee income	1,647	1,775	1,793	6,901
- Dividend and other income	254	340	288	950
- Treasury income	(21)	93	403	495
Less:
Operating expense	2,124	2,407	2,490	9,013
Operating profit	2,949	3,604	3,814	13,199
Less: Provisions	466	460	593	1,803
Profit before tax	2,483	3,144	3,221	11,396
Less: Tax	668	840	947	3,071
Profit after tax	1,815	2,304	2,274	8,325
1.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore
	At
	June 30, 2012	June 30, 2013	March 31, 2013
Capital and Liabilities
Capital	1,153	1,154	1,154
Employee stock options outstanding	3	5	4
Reserves and surplus	61,868	68,920	65,548
Deposits	267,794	291,185	292,614
Borrowings (includes subordinated debt)1	137,207	155,920	145,341
Other liabilities	36,036	31,375	32,134
Total Capital and Liabilities	504,060	548,559	536,795

Assets
Cash and balances with Reserve Bank of India	17,951	19,408	19,053
Balances with banks and money at call and short notice	18,325	13,279	22,365
Investments	155,132	174,625	171,394
Advances	268,430	301,370	290,249
Fixed assets	4,668	4,657	4,647
Other assets	39,554	35,220	29,087
Total Assets	504,060	548,559	536,795
1.	Borrowings include preference share capital of Rs. 350 crore.
2.	Prior period figures have been regrouped/re-arranged where necessary.

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Rakesh Mookim at 91-22-2653 6114 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 59.39